Exhibit 12.1

	Canadian Solar Inc. Ratio of Earnings to Fixed Charges Year ended December 31,
	2008	2009	2010	2011	2012
	(In thousands of $, except percentage)
Computation of Earnings:

Income (loss) before income taxes and non-controlling interest	2,120	21,476	67,436	(74,322)	(198,619)
Fixed charges	13,457	10,856	24,234	48,877	59,615
Amortization of capitalized interest	119	368	668	1,246	1,723
Non-controlling interest in pre-tax loss (income) of subsidiaries that have not incurred fixed charges	—	—	(259)	99	(314)
Less: capitalized interest	1,188	1,307	1,686	4,100	5,302
Total	14,508	31,393	90,393	(28,200)	(142,897)

Computation of Fixed Charges:
Interest expenses	12,201	9,459	22,164	43,843	53,305
Interest capitalized	1,188	1,307	1,686	4,100	5,302
Estimated interest component of rental expense	68	90	384	934	1,008
Total Fixed Charges	13,457	10,856	24,234	48,877	59,615

Ratio of Earnings to Fixed Charges	108%	289%	373%	—	—

Insufficient Coverage	—	—	—	77,077	202,512